HELIOGEN, INC.

130 West Union Street

Pasadena, CA 91103

December 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian McAllister

Craig Arakawa

Re:	Heliogen, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 001-40209

Dear Mr. McAllister and Mr. Arakawa:

We are in receipt of the letter dated December 6, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2021 of Heliogen, Inc. (the “Company”). We are responding to the Staff’s comment included in the letter. For ease of reference, we have set forth the Staff’s comment in bold italics and the Company’s response below.

Amendment to Form 10-K for the Fiscal Year Ended December 31, 2021

Note 10 - Share-based Compensation, page F-27

1.	You disclose that the estimated fair value of your common stock was measured at fair value using the Black–Scholes option pricing model which used a probability-weighted method considering two potential outcomes: a merger with a special purpose acquisition company exit scenario and a stay private scenario. Additionally you applied a discount for lack of marketability. Your quarterly reports for the periods ended September 30, 2022, June 30, 2022 and March 31, 2022 do not disclose any accounting policy changes and the reasonably likely material future effects of those changes upon becoming a public company. Tell us how the stock-based compensation disclosure in your quarterly reports satisfies the requirements of ASC 718-10-50 and Item 303(b)(3) of Regulation S-K regarding critical accounting estimates or revise your disclosure accordingly. See Question 4 of SAB Topic 14B.

With respect to the Company’s quarterly reports for the periods ended September 30, 2022, June 30, 2022 and March 31, 2022 (the “Quarterly Reports”), the Company advises the Staff that no stock options were granted or repurchased during the first nine months of 2022. Furthermore, only a small number of options were modified during the period resulting in an immaterial expense; therefore no disclosure regarding accounting policy changes for stock-based compensation disclosure were required to be included in the Quarterly Reports.

United States Securities and Exchange Commission December 14, 2022 Page Two

The Company advises the Staff that it intends to include disclosure similar to the following in its Form 10-K for the year ended December 31, 2022, with the underlined language added to reflect the Staff’s comment:

The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, Compensation - Stock Compensation (“ASC 718”). ASC 718 requires the measurement and recognition of compensation expense for all stock-based compensation awards based on the grant date fair values of the awards.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. For options with service conditions, the value of the award is recognized as expense over the requisite service period on a straight-line basis. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of our common stock, expected term, expected volatility, risk-free interest rate and expected dividends, which are described in greater detail below.

Fair value of Common Stock — Prior to the close of the Business Combination, the Company’s common stock was not publicly traded. As a result, the estimated fair value of our common stock required significant judgment by management, including the valuation methodology used, weighting of potential scenarios, and discount rate. Our common stock was measured at fair value using a probability-weighted method considering two potential outcomes: a merger with a special purpose acquisition company exit scenario and a stay private scenario. In addition, we applied a discount for lack of marketability. After the close of the Business Combination, the closing price of the Company’s stock as reported on the New York Stock Exchange was used.

Expected Term — The expected term of the options represents the average period the stock options are expected to remain outstanding.

Expected Volatility — Prior to the Business Combination, we had no trading history for our common stock. Thus, expected volatility was based on the historical volatilities of the common stock of comparable publicly traded companies. After the close of the Business Combination, expected volatility was based on changes in Heliogen’s stock price as the only instruments impacted after the close of the Business Combination were modifications of existing options upon the termination of certain employees with an exercise period of three months. If the Company chooses to issue new stock options, we would use implied volatility based on comparable publicly traded companies until we have sufficient history to rely on Heliogen volatility, which is generally at least two years of historical data.

Risk-Free Interest Rate — The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury notes as of the grant date with maturities commensurate with the expected term of the awards.

Expected Dividends — The expected dividends assumption is based on the expectation of not paying dividends in the foreseeable future; therefore, we used an expected dividend yield of zero.

Assumptions used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted involve inherent uncertainties and the application of judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, the expenses related to our equity-based compensation could be materially different.

United States Securities and Exchange Commission December 14, 2022 Page Three

We appreciate the Staff’s comment and request that the Staff contact Kelly Rosser, Heliogen’s Chief Accounting Officer at (832) 746-4731 or kelly.rosser@heliogen.com with any questions or comments regarding this letter.

Sincerely,

Heliogen, Inc.

/s/ Kelly Rosser
Kelly Rosser
Chief Accounting Officer, Heliogen, Inc.

cc:	William Gross, Heliogen, Inc.
Christiana Obiaya, Heliogen, Inc.
Deborah Chen, Heliogen, Inc.
John-Paul Motley, Cooley LLP